As filed with the Securities and Exchange Commission on August 29, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

DIRECT DIGITAL HOLDINGS, INC.
(Name of Subject Company (Issuer))

DIRECT DIGITAL HOLDINGS, INC. (Offeror)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Warrants exercisable for Class A Common Stock at an exercise price of $5.50 per share
(Title of Class of Securities)

25461T113
(CUSIP Number of Class of Securities)

Mark Walker
Chief Executive Officer
Direct Digital Holdings, Inc.
1177 West Loop S,

Suite 1310
Houston, TX 77027
(832) 402-1051
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:
Stephen E. Older, Esq.
Andrew J. Terjesen, Esq.
McGuireWoods LLP
1251 Avenue of the Americas 20th Floor
New York, NY 10020
Tel: (212) 548-2100

Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer. ☐

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Tender Offer Statement on Schedule TO (“Schedule TO”) relates to the tender offer by Direct Digital Holdings, Inc., a Delaware corporation (“Direct Digital” or the “Company”), to purchase for cash any and all of its outstanding Warrants (as defined in Item 2 below) to purchase Class A common stock, par value $0.001, at a price of $1.20 per Warrant, without interest (the “Offer Purchase Price”). The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 29, 2023 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal and Consent (as amended or supplemented from time to time, the “Letter of Transmittal and Consent”), copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which together, as amended or supplemented from time to time, constitute the “Offer”).

Concurrently with the Offer, the Company is also soliciting consents from holders of its outstanding Warrants to amend (the “Warrant Amendment”) the Warrant Agreement, dated as of February 15, 2022, by and between the Company and Equiniti Trust Company, LLC (formerly American Stock Transfer & Trust Company, LLC) (the “Warrant Agreement”), which governs all of the Company’s Warrants, to permit the Company to redeem each outstanding Warrant for $0.35 in cash, without interest (the “Redemption Price”), which Redemption Price is approximately 71% less than the Offer Purchase Price.

Pursuant to the terms of the Warrant Agreement, the consent of holders of a majority of the outstanding Warrants is required to approve the Warrant Amendment as it relates to the Warrants. Holders of Warrants may not consent to the Warrant Amendment without tendering their Warrants in the Offer and such holders may not tender their Warrants without consenting to the Warrant Amendment.

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Exchange Act. The information contained in the Offer to Purchase and the related Letter of Transmittal and Consent, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated by reference in response to all of the items of this Schedule TO as more particularly set forth below.

Item 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address:   The name of the subject company is Direct Digital Holdings, Inc., a Delaware corporation. The address of its principal executive office is 1177 West Loop S., Suite 1310, Houston, Texas 77027. and its telephone number is (832) 402-1051.

(b) Securities:   The subject class of securities consists of outstanding warrants to purchase the Company’s Class A common stock, par value $0.001, which were publicly issued and sold as part of units of the Company, in connection with the initial public offering of Direct Digital’s securities on February 1, 2021 (the “Direct IPO”), which entitle such warrant holders to purchase one share of Class A common stock at an exercise price of $5.50, subject to adjustments (the “Warrants”).

As of August 28, 2023, there were 3,217,800 Warrants outstanding. Any and all of the Warrants are eligible to be tendered pursuant to the Offer. All Warrants that are validly tendered and accepted for exchange will be cancelled.

(c) Trading Market and Price:   The information set forth under “The Offer and Consent Solicitation, Section 6. Price Range of Warrants” in the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address:   Direct Digital is the subject company and the filing person. The business address and telephone number of Direct Digital are set forth under Item 2(a) above. Direct Digital’s internet address is www.directdigitalholdings.com. Unless expressly stated otherwise, the information contained on its website or connected to its website is not incorporated by reference into this Schedule TO and should not be considered part of this Schedule TO.

The names of the executive officers and directors of the Company are set forth below. The business address for each such person is: c/o Direct Digital Holdings, Inc. 1177 West Loop S, Suite 1310, Houston, Texas 77027, and the telephone number for each such person is (832) 402-1051.

Name	Position
Mark Walker	Chief Executive Officer and Chairman of the Board
Keith Smith	President and Director
Anu Pillai	Chief Technology Officer
Diana P. Diaz	Interim Chief Financial Officer
Maria Vilchez Lowrey	Chief Growth Officer
Richard Cohen	Director
Antoinette Leatherberry	Director
Mistelle Locke	Director

The information set forth under “The Offer and Consent Solicitation, Section 5.D. Background and Purpose of the Offer — Interests of Directors and Executive Officers” is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Material Terms:   The information set forth under the following headings in the Offer to Purchase is incorporated herein by reference.

“Summary Term Sheet”

“The Offer and Consent Solicitation, Section 1. General Terms”

“The Offer and Consent Solicitation, Section 2. Procedure for Tendering Warrants”

“The Offer and Consent Solicitation, Section 3. Withdrawal Rights”

“The Offer and Consent Solicitation, Section 4. Acceptance of Warrants and Payment of Offer Purchase Price”

“The Offer and Consent Solicitation, Section 5. Background and Purpose of the Offer”

“The Offer and Consent Solicitation, Section 6. Price Range of Public Warrants”

“The Offer and Consent Solicitation, Section 7. Source and Amount of Funds”

“The Offer and Consent Solicitation, Section 8. Transactions and Agreements Concerning the Company’s Securities”

“The Offer and Consent Solicitation, Section 9. Security Ownership of Certain Management”

“The Offer and Consent Solicitation, Section 10. Conditions; Termination; Waivers; Extensions; Amendments”

“The Offer and Consent Solicitation, Section 11. Material U.S. Federal Income Tax Consequences”

“The Offer and Consent Solicitation, Section 12. Forward-Looking Statements; Risk Factors”

“The Offer and Consent Solicitation, Section 13. The Depositary, Information Agent and Dealer Manager”

“The Offer and Consent Solicitation, Section 14. Additional Information; Miscellaneous”

(b) Purchases:   The information set forth under “The Offer and Consent Solicitation, Section 5.D. Background and Purpose of the Offer — Interests of Directors and Executive Officers” in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contracts, Transactions, Negotiations and Arrangements.

(a) Agreements Involving the Subject Company’s Securities:   The information set forth under “The Offer and Consent Solicitation, Section 8. Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes:   The information set forth under “The Offer and Consent Solicitation, Section 5.C. Background and Purpose of Our Offer — Purpose of the Offer” in the Offer to Purchase is incorporated herein by reference.

(b) Use of the Securities Acquired:   The Warrants tendered will be retired and cancelled by the Company.

(c) Plans:   The information set forth under “The Offer and Consent Solicitation, Section 5.E. Background and Purpose of Our Offer — Plans, Proposals or Negotiations” in the Offer to Purchase is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds:   The information set forth under “The Offer and Consent Solicitation, Section 7. Source and Amount of Funds” in the Offer to Purchase is incorporated herein by reference.

(b) Conditions:   The information set forth under “The Offer and Consent Solicitation, Section 10. Conditions; Termination; Waivers; Extensions; Amendment” in the Offer to Purchase is incorporated herein by reference.

(c) Borrowed Funds:   The information set forth under “The Offer and Consent Solicitation, Section 7. Source and Amount of Funds” in the Offer to Purchase is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership:   The information set forth under “The Offer and Consent Solicitation, Section 9. Security Ownership of Certain Beneficial Owners and Management” in the Offer to Purchase is incorporated herein by reference.

(b) Securities Transactions:   The information set forth under “The Offer and Consent Solicitation, Section 8. Transactions and Arrangements Concerning the Shares” and “The Offer and Consent Solicitation, Section 9. Security Ownership of Certain Beneficial Owners and Management” in the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations:   The information set forth under “The Offer and Consent Solicitation, Section 8. Transactions and Agreements Concerning the Company’s Securities” and “The Offer and Consent Solicitation, Section 13. The Depositary, Information Agent and Dealer Manager” is incorporated herein by reference. None of the Company, its directors, officers or employees, nor Equiniti Trust Company, LLC, the depositary for the Offer, nor D.F. King & Co., Inc., the information agent for the Offer, nor Stifel, Nicolaus & Company, Incorporated, the dealer manager for the Offer, is making any recommendation as to whether holders of Warrants should tender their Warrants and consent to the Warrant Amendment. Holders of Warrants must make their own decision as to whether to tender some or all of their Warrants and consent to the Warrant Amendment.

(b) Employees and Corporate Assets:   The information set forth under “The Offer and Consent Solicitation, Section 8. Transactions and Agreements Concerning the Company’s Securities” is incorporated herein by reference.

Item 10.	Financial Statements.

(a)	Financial Information: Not applicable.

(b)	Pro Forma Information: Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings:   The information set forth under “The Offer and Consent Solicitation, Section 5.D. Background and Purpose of the Offer — Interests of Directors and Executive Officers” in the Offer to Purchase is incorporated herein by reference. To the knowledge of the Company, no material legal proceedings relating to the tender offer are pending.

(b) Other Material Information:   The information set forth under “Summary of Terms”, “The Offer and Consent Solicitation, Section 12. Forward-Looking Statements; Risk Factors” and “The Offer and Consent Solicitation, Section 14. Miscellaneous” in the Offer to Purchase is incorporated herein by reference.

The Company will amend this Schedule TO to include documents that it may file with the SEC after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c) or 14 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and prior to the expiration of the Offer, to the extent required by Rule 13e-4(d)(2) of the Exchange Act.

Item 12.	Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase and Consent Solicitation, dated August 29, 2023.

(a)(1)(B)	Letter of Transmittal and Consent (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Form W-9).

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 29, 2023.

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 29, 2023.

(a)(2) – (4)	Not Applicable

(a)(5)(i)	Press Release, dated August 29, 2023, announcing cash tender offer for Direct Digital Holdings, Inc. warrants.

(a)(5)(ii)	Summary Advertisement, dated August 29, 2023, announcing cash tender offer for Direct Digital Holdings, Inc. warrants.

(b)(1)	Term Loan and Security Agreement, dated as of December 3, 2021, by and among Direct Digital Holdings, LLC, as borrower, Orange142, LLC, Huddled Masses LLC, Colossus Media, LLC, and Universal Standards for Digital Marketing, LLC, as guarantors, Lafayette Square Loan Servicing, LLC, as administrative agent, and the various financial institutions signatory to the Term Loan and Security Agreement as lenders (incorporated by reference to Exhibit 10.6 to Direct Digital Holdings, Inc.’s Registration Statement on Form S-1 (File No. 333-261059) filed November 15, 2021).

(b)(2)	First Amendment to Term Loan and Security Agreement, dated as of February 3, 2022, by and among Direct Digital Holdings, LLC, as borrower, Colossus Media, LLC, Huddled Masses LLC, Orange142, LLC, and Universal Standards for Digital Marketing, LLC, as guarantors, Lafayette Square Loan Servicing, LLC as administrative agent, and the various financial institutions signatory to the Term Loan and Security Agreement as lenders (incorporated by reference to Exhibit 10.16 to Direct Digital Holdings, Inc.’s Annual Report on Form 10-K filed March 31, 2022).

(b)(3)	Second Amendment and Joinder to Term Loan and Security Agreement, dated effective as of July 28, 2022, by and among Direct Digital Holdings, LLC, as borrower, Colossus Media, LLC, Huddled Masses LLC, Orange142, LLC, Universal Standards for Digital Marketing, LLC and Direct Digital Holdings, Inc., as guarantors, Lafayette Square Loan Servicing, LLC as administrative agent, and the various financial institutions signatory to the Term Loan and Security Agreement as lenders (incorporated by reference to Exhibit 10.1 to Direct Digital Holdings, Inc.’s Quarterly Report on Form 10-Q filed November 14, 2022).

(b)(4)	Early Opt-in Election, dated June 1, 2023, by and among Direct Digital Holdings, Inc., Direct Digital Holdings, LLC, Huddled Masses LLC, Colossus Media, LLC, Orange142, LLC, Lafayette Square Loan Servicing, LLC and Lafayette Square USA, Inc. ((incorporated by reference to Exhibit 10.1 to Direct Digital Holdings, Inc.’s Current Report on Form 8-K filed June 6, 2023).

(d)(1)	Warrant Agreement, dated February 15, 2022, between Direct Digital Holdings, Inc. and Equiniti Trust Company, LLC (formerly American Stock Transfer & Trust Company, LLC), as warrant agent (incorporated by reference to Exhibit 4.3 to Direct Digital Holdings, Inc.’s Current Report on Form 8-K filed February 16, 2022).

(d)(2)	Not Applicable

(g)	Not Applicable

(h)	Not Applicable

107	Filing Fee Table

Item 12(b).	Exhibits.

Filing Fee Exhibit

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: August 29, 2023

Direct Digital Holdings, Inc.

/s/ Mark Walker
Name: Mark Walker
Title: Chairman, Chief Executive Officer and Director